Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF THE CERTIFICATE OF INCORPORATION

OF

AMERICAN EXPRESS COMPANY

UNDER SECTION 805 OF THE BUSINESS CORPORATION LAW

* * * * *

1.               The name of the corporation is American Express Company.

2.               The certificate of incorporation of said corporation was filed by the Department of State on June 10, 1965.

3.               (a) The certificate of incorporation is amended (i) to eliminate statutory supermajority voting for specified corporate actions, and (ii) to provide for the election of directors in non-contested elections by the affirmative vote of a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

                        (b) To effect the foregoing, Section 6 of the Certificate of Incorporation is amended to read in its entirety as follows:

“SECTION 6.    SHAREHOLDER VOTE

1.  Every holder of common shares of record shall be entitled at every meeting of shareholders to one vote for each common share standing in his name on the record of shareholders.  Holders of each series of preferred shares shall be entitled to vote in accordance with the provisions of this certificate relating to such series.

2.  At a meeting of shareholders following all requisite approvals under the New York Business Corporation Law, and subject to any rights granted to any holders of the corporation’s preferred shares that may be issued from time to time, the affirmative vote of a majority of the votes of all outstanding shares entitled to vote thereon shall be required to take any of the following actions:

a.  to adopt a plan of merger or consolidation in accordance with Section 903 of the New York Business Corporation Law or any successor provision thereto.

b.  to approve the sale, lease, exchange or other disposition of all or substantially all of the assets of the corporation in accordance with Section 909 of the New York Business Corporation Law or any successor provision thereto.

c.  to adopt a plan for the exchange of shares in accordance with Section 913 of the New York Business Corporation Law or any successor provision thereto.

d.  to authorize the dissolution of the corporation in accordance with Section 1001 of the New York Business Corporation Law or any successor provision thereto.

3.  Except in a contested election, the vote required for the election of a director by the shareholders shall be the affirmative vote of a majority of the votes cast in favor of or against a nominee at a meeting by the holders of shares entitled to vote on such election.  In a contested election, directors shall be elected by a plurality of the votes so cast.  An election shall be deemed contested if there are more nominees than positions on the Board of Directors to be filled at the meeting of shareholders as of the fourteenth (14th) day prior to the date on which the corporation files its definitive proxy statement with the Securities and Exchange Commission. The corporation’s subsequent amendment or supplement of the definitive proxy statement shall not affect the status of the election.”

4.               The amendments were authorized in the following manner:

                        The Board of Directors of American Express Company unanimously authorized these amendments to its Certificate of Incorporation on February 25, 2008.   The shareholders of American Express Company approved (a) the amendments to eliminate statutory supermajority voting for specified corporate actions, by the affirmative vote of two-thirds of all outstanding shares entitled to vote thereon at the annual meeting of shareholders held on April 28, 2008, and (b) the amendment to require a majority vote for the election of directors in non-contested elections, by the affirmative vote of a majority of all outstanding shares entitled to vote thereon at the annual meeting of shareholders held on April 28, 2008.

/s/ Stephen P. Norman
Stephen P. Norman
Secretary